As filed with the Securities and Exchange Commission on August 19, 2024

1933 Act File No. 333-280476

1940 Act File No. 811-03763

Securities and Exchange Commission

Washington, D.C. 20549

Amendment No. 1
to

Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.	Exact name of Trust: Guggenheim Defined Portfolios, Series 2422
B.	Name of Depositor: Guggenheim Funds Distributors, LLC
C.	Complete address of Depositor’s principal executive offices:

227 West Monroe Street

Chicago, Illinois 60606

D.	Name and complete address of agents for service:

Guggenheim Funds Distributors, LLC

Attention: Amy Lee, Esq.

Vice President and Secretary

227 West Monroe Street

Chicago, Illinois 60606

Chapman and Cutler LLP

Attention: Eric F. Fess, Esq.

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

It is proposed that this filing will become effective (check appropriate box)

( )	immediately upon filing pursuant to paragraph (b)
( )	on (date) pursuant to paragraph (b)
( )	60 days after filing pursuant to paragraph (a)(1)
( )	on (date) pursuant to paragraph (a)(1) of rule 485
E.	Title of securities being registered: Units of fractional undivided beneficial interest.
F.	Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.
( )	Check box if it is proposed that this filing will become effective on (date) at (time) Eastern Time pursuant to Rule 487.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus Dated August 19, 2024, Subject to Completion

Guggenheim Defined Portfolios, Series 2422

Core Four 60/40 Allocation Portfolio, Series 28

PROSPECTUS PART A DATED AUGUST 19, 2024

A portfolio containing securities
selected by Guggenheim Funds Distributors, LLC

An investment can be made in the underlying exchange-traded funds directly rather than through the trust. These direct investments can be made without paying the sales charge, operating expenses and organizational costs of the trust.

The Securities and Exchange Commission has not
approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

INVESTMENT SUMMARY

Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

Overview

Guggenheim Defined Portfolios, Series 2422 is a unit investment trust that consists of the Core Four 60/40 Allocation Portfolio, Series 28 (the “trust”). Guggenheim Funds Distributors, LLC (“Guggenheim Funds” or the “sponsor”) serves as the sponsor of the trust.

The trust is scheduled to terminate in approximately 15 months.

Investment Objective

The trust seeks current income as the primary objective, with the potential for capital appreciation as a secondary objective.

Principal Investment Strategy

The trust seeks to provide current income with the potential for capital appreciation by primarily investing in dividend-paying stocks of U.S.-listed companies along with shares of exchange-traded funds (“ETFs”) that invest substantially all of their assets in fixed-income securities.

The trust is comprised of four sleeves, each with a unique strategy to address the needs or concerns of individuals at any stage of planning and preparing for retirement: i) income, ii) growth of income, iii) stability of principal, and iv) capital appreciation. As of the security selection date, the trust portfolio is constructed with an asset allocation of 60% equity securities and 40% ETFs substantially invested in fixed income securities. Of the 60% in equity securities, at least approximately 20% will be invested in growth stocks due to the capital appreciation sleeve.

The sponsor has selected the securities to be included in the trust’s portfolio. The U.S.-listed common stocks held by the trust may include the common stocks of small-, mid- or large-capitalization U.S. and non-U.S. companies, including ADRs, GDRs and New York Registry Shares. A non-U.S. company is a company for which the country of incorporation and the primary listing is outside the United States; however, if these two factors differ, the location of the company’s sales and assets is also considered. The non-U.S. securities may be issued by companies located in emerging markets. An emerging market is generally defined as a developing country with low per capita income in the initial stages of its industrialization cycle. Certain of the common stocks included in the trust portfolio may be issued by real estate investment trusts (“REITs”).

The fixed-income ETFs included in the portfolio invest in debt securities rated investment-grade through below investment-grade or may be unrated but deemed to be of comparable quality by an ETF’s adviser. The debt securities may include, but are not limited to, corporate bonds, senior loans, mortgage-backed securities and municipal bonds. High-yield, below investment-grade securities or “junk” bonds are considered to be primarily speculative with respect to the issuer’s ability to make principal and interest payments and may be more volatile than higher rated securities of similar maturity. Additionally, they are subject to greater market, credit and liquidity risks than investment-grade securities. Additionally, the fixed-income ETFs may invest in debt securities with any maturity term. The fixed-income ETFs

2 Investment Summary

included in the portfolio may also invest in debt securities issued by foreign companies, including companies located in emerging markets.

As of the date of deposit, this trust will hold a significant amount of its assets in dividend-paying growth stocks of U.S.-listed companies of mid- and large-capitalizations and in ETFs that invest in investment grade fixed income securities.

Income Sleeve

Approximately 30% of the trust portfolio will constitute securities that seek to deliver high income, meaning a greater than average income generation as described below. The sponsor will select higher dividend-yielding, U.S.-listed equity securities with attractive valuations and company fundamentals (including positive earnings, analysis of debt to equity leverage and comparison of current price to potential cash flow generation), and dividend growth rates (for approximately 20% of the trust portfolio), and higher yielding fixed income asset classes accessed through ETFs (approximately 10% of the trust portfolio). The selected equity securities will have greater dividend yields than the average yield of a broad based U.S. stock benchmark while the selected fixed income ETFs will have greater current dividend yields than the average yield of a broad based U.S. fixed income benchmark. The sponsor focuses on macro and sector views (including economic, interest rate and yield curve projections and insights into individual fixed income sectors) when selecting ETFs that it believes hold higher yielding fixed income asset classes.

Growth of Income Sleeve

Approximately 20% of the trust portfolio will hold U.S.-listed equity companies that have shown the historical ability and willingness to increase their dividend distributions annually for a minimum number of years (five years for small- or mid-capitalization companies and ten years for large-capitalization companies). The companies selected for this sleeve have attractive valuations (based on measures such as price-to-earnings, price-to-book and price-to-cash-flow), financial strength (based on the quality of the company’sbalance sheet), history of growth and profitability, and dividend growth rates. The companies will be ranked and selected according to their gross dividend yield and three-year dividend growth rates, and will include large, mid and small capitalization names.

Stability of Principal Sleeve

Approximately 30% of the trust portfolio seeks to reduce potential volatility of the overall portfolio by investing in ETFs that hold at least 80% of their portfolios in investment grade fixed income securities, including, but not limited to, treasuries, government inflation protection bonds, fixed and floating rate corporate bonds, mortgage-backed securities and municipal bonds. The sponsor focuses on macro and sector views when selecting these ETFs.

Capital Appreciation Sleeve

Approximately 20% of the trust portfolio seeks to provide growth of principal by investing in large-cap, U.S.-listed “blue chip” growth companies with attractive valuations (based on measures such as price-to-earnings, price-to-book and price-to-cash-flow relative to the company’s competitors as well as to the market as a whole), cash-flow adequacy (companies with recent earnings and operating cash-flow significantly higher than the dividends paid as of the company’s most recent financial reporting period), a history of growth and profitability (above average growth of dividends, sales and earnings), and industry leadership positions

Investment Summary 3

(companies that have a strong competitive position among their peers based on sales growth and market share). A blue chip company is a nationally recognized company with a long-term reputation for quality, reliability and financial strength. The sponsor will select the most attractive candidates from each sector for expected performance and risk.

Final Portfolio

Securities in the final portfolio will be cross-referenced against other sleeves to ensure no security overlap.

Exchange-Traded Funds

ETFs are investment pools that hold securities. ETFs provide an efficient and relatively simple way to invest in that they offer investors the opportunity to buy and sell an entire basket of securities with a single transaction throughout the trading day. ETFs are often built like an index fund, but trade like a stock on an exchange. ETFs generally offer advantages similar to those found in index funds such as low operating costs, performance designed to track an index, the potential for high tax efficiency and consistent investment strategies. Unlike conventional mutual funds, ETFs normally issue and redeem shares on a continuous basis at their net asset value in large specified blocks of shares, known as “creation units.” Market makers, large investors and institutions deal in creation units. The trust will buy shares of the ETF on the exchanges and will incur brokerage costs.

Future Trusts

The sponsor may create future trusts that follow the same general investment strategy. One such trust is expected to be available approximately three months after the trust’s initial date of deposit (the “Inception Date”) and upon the trust’s termination. Each trust is designed to be part of a longer term strategy.

Essential Information
(as of the Inception Date)

Inception Date	August 19, 2024
Unit Price	$10.00
Termination Date	November 20, 2025
Distribution Date	25th day of each month
(commencing September 25, 2024, if any)
Record Date	15th day of each month
(commencing September 15, 2024, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts	40178B768
Fee Account Cash	40178B784

Reinvested Distributions
Standard Accounts	40178B776
Fee Account Reinvest	40178B792

Ticker	CCFOCX

Portfolio Diversification

Approximate
Security Type	Portfolio Percentage
Common Stocks	54.58%
Exchange-Traded Funds	40.07
Real Estate Investment Trusts	5.35
Total	100.00%

Sector
(excludes Exchange-	Approximate
Traded Funds)	Portfolio Percentage
Communication Services	3.35%
Consumer Discretionary	4.73
Consumer Staples	6.01
Energy	1.34
Financials	9.33
Health Care	6.01
Industrials	6.61
Information Technology	9.16
Materials	4.03
Real Estate	4.01
Utilities	5.35
Total	59.93%

4 Investment Summary

Country/Territory
(Headquartered
and excludes
Exchange-Traded	Approximate
Funds)	Portfolio Percentage
Canada	0.68%
Great Britain	1.34
Ireland	0.66
United States	57.25
Total	59.93%

Market
Capitalization
(excludes Exchange-	Approximate
Traded Funds)	Portfolio Percentage
Small-Capitalization	3.35%
Mid-Capitalization	22.74
Large-Capitalization	33.84
Total	59.93%

Minimum Investment
All accounts	1 unit

Principal Risks

As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust’s investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities’ issuer or even perceptions of the issuer. Changes in legal, political, regulatory, tax and economic conditions may cause fluctuations in markets and securities prices, which could negatively impact the value of the trust. Additionally, events such as war, terrorism, natural and environmental disasters and the spread of infectious illnesses or other public health emergencies may adversely affect the economy, various markets and issuers. An outbreak of a novel form of coronavirus disease (“COVID-19”) was first detected in December 2019 and rapidly spread around the globe leading the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020 and resulting in major disruptions to economies and markets around the world. The complete economic impacts of COVID-19 are not yet fully known. The COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the trust and the trust's ability to achieve its investment objectives.
•	Securities selected according to this strategy may not perform as intended. The trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the trust's investment strategy is designed to achieve the trust's investment objective, the strategy may not prove to be successful. The investment decisions, including the selection methodologies used to determine the holdings of the four portfolio sleeves, may not produce the intended results and there is no guarantee that the investment objective will be achieved.
•	The trust invests in dividend-paying securities. The trust’s investment in

Investment Summary 5

dividend-paying securities could cause the trust to underperform similar funds that invest without consideration of a company’s track record of paying dividends. Securities of companies with a history of paying dividends may not participate in a broad market advance to the same degree as most other securities, and a sharp rise in interest rates or economic downturn could cause a company to unexpectedly reduce or eliminate its dividend. There is no guarantee that the issuers of the securities held by the trust will declare dividends in the future or that, if declared, they will remain at their current levels or increase over time.

•	The trust invests in “growth” stocks. Growth stocks are issued by companies which, based upon their higher than average price/book ratios, are expected to experience greater earnings growth rates relative to other companies in the same industry or the economy as a whole. Securities of growth companies may be more volatile than other stocks. If the perception of a company’s growth potential is not realized, the securities purchased may not perform as expected, reducing the trust’s return. In addition, because different types of stocks tend to shift in and out of favor depending on market and economic conditions, “growth” stocks may perform differently from the market as a whole and other types of securities.
•	The trust invests in shares of ETFs. ETFs are investment pools that hold other securities. The ETFs in the trust may be passively-managed index funds that seek to replicate the performance or composition of a recognized securities index. ETFs are subject to various risks, including management’s ability to meet the fund’s investment objective. Shares of ETFs may trade at a premium or discount from their net asset value in the secondary market. If the trust has to sell an ETF share when the share is trading at a discount, the trust will receive a price that is less than the ETF’s net asset value. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. The underlying ETF has management and operating expenses. Consequently, you will bear not only your share of your trust’s expenses, but also the expenses of the underlying ETFs. By investing in ETFs, the trust incurs greater expenses than you would incur if you invested directly in the ETFs.
•	The ETFs are subject to annual fees and expenses, including a management fee. Unitholders of the trust will bear these fees in addition to the fees and expenses of the trust. See “Fees and Expenses” for additional information.
•	The trust is subject to an ETF’s index correlation risk. To the extent that an underlying ETF is an index tracking ETF, index correlation risk is the risk that the performance of an ETF will vary from the actual performance of the fund’s target index, known as “tracking error.” This can happen due to fund expenses, transaction costs, market impact,

6 Investment Summary

corporate actions (such as mergers and spin-offs) and timing variances.

•	The value of the fixed-income securities in the ETFs will generally fall if interest rates, in general, rise. Typically, fixed-income securities with longer periods before maturity are more sensitive to interest rate changes. The trust may be subject to greater risk of rising interest rates than would normally be the case due to the current economic environment and the effect of potential government fiscal policy initiatives and resulting market reaction to those initiatives.
•	An ETF or an issuer of securities held by an ETF may be unwilling or unable to make principal payments and/or to declare distributions in the future, may call a security before its stated maturity, or may reduce the level of distributions declared. Issuers may suspend distributions during the life of the trust. This may result in a reduction in the value of your units.
•	The financial condition of an ETF or an issuer of securities held by an ETF may worsen, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.
•	Economic conditions may lead to limited liquidity and greater volatility. The markets for fixed-income securities, such as those held by certain ETFs, may experience periods of illiquidity and volatility. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of fixed-income securities. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the securities held by an ETF uncertain and/or result in sudden and significant valuation increases or declines in its holdings.
•	Certain ETFs held by the trust may invest in securities that are rated as investment-grade by only one rating agency. As a result, such split-rated securities may have more speculative characteristics and are subject to a greater risk of default than securities rated as investment-grade by more than one rating agency.
•	The trust invests in securities issued by mid-capitalization companies and certain ETFs held by the trust may invest in securities issued by small-capitalization and mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.
•	Share prices or dividend rates on the securities in the trust may

Investment Summary 7

decline during the life of the trust. There is no guarantee that share prices of securities in the trust will not decline and that the issuers of the securities will declare dividends in the future and, if declared, whether they will remain at current levels or increase over time.

•	The trust may be susceptible to potential risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the sponsor of the trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. In addition, cybersecurity breaches of the trust’s third-party service providers, or issuers in which the trust invests, can also subject the trust to many of the same risks associated with direct cybersecurity breaches.
•	The trust is subject to risks arising from various operational factors and their service providers. Operational factors include, but not limited to, human error, processing and communication errors, errors of the trust’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. Additionally, the trust may be subject to the risk that a service provider may not be willing or able to perform their duties as required or contemplated by their agreements with the trust. Although the trust seeks to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.
•	Inflation may lead to a decrease in the value of assets or income from investments.
•	The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security’s outlook, market value or yield may have changed.

See “Investment Risks” in Part A of the prospectus and “Risk Factors” in Part B of the prospectus for additional information.

Who Should Invest

You should consider this investment if:

•	The trust represents only a portion of your overall investment portfolio;
•	You are an individual near or in retirement who would like to invest in a portfolio with income derived, directly or indirectly, from 60% equity securities and 40% fixed income securities and who can accept the potential volatility of the underlying investments.
•	The trust is part of a longer-term investment strategy that may include the investment in subsequent portfolios, if available; and
•	The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

8 Investment Summary

You should not consider this investment if:

•	You are uncomfortable with the trust’s investment strategy;
•	You are uncomfortable with the risks of an unmanaged investment in securities; or
•	You want capital preservation.

Fees and Expenses

The amounts below are estimates of the direct and indirect fees and expenses that you may incur based on a $10 unit price. Actual expenses may vary.

	Percentage
	of Public
	Offering	Amount Per
Investor Fees	Price (4)	100 Units
Initial sales fee
paid on purchase (1)	0.00%	$ 0.00
Deferred sales fee (2)	1.35	13.50
Creation and
development fee (3)	0.50	5.00
Maximum sales fees
(including creation
and development fee)	1.85%	$18.50
Estimated organization costs
(amount per 100 units as
a percentage of the public
offering price)	0.2585%	$2.585

	Approximate
Annual Fund	% of Public
Operating	Offering	Amount Per
Expenses	Price (4)	100 Units
Trustee’s fee	0.1050%	$1.050
Sponsor’s supervisory fee	0.0300	0.300
Evaluator’s fee	0.0350	0.350
Bookkeeping and
administrative fee	0.0350	0.350
Estimated other trust
operating expenses (5)	0.0247	0.247
Estimated acquired fund
expenses (6)	0.0792	0.792

Total	0.3089%	$3.089

(1)	The initial sales fee provided above is based on the unit price on the Inception Date. The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is equal to the difference between the maximum sales charge and the sum of any remaining deferred sales charge and creation and development fee (“C&D Fee”). The percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. When the Public Offering Price per unit equals $10, there is no initial sales charge. If the price you pay for your units exceeds $10 per unit, you will pay an initial sales charge. Despite the variability of the initial sales fee, each unitholder is obligated to pay the entire applicable maximum sales fee.
(2)	The deferred sales charge is a fixed dollar amount equal to $0.135 per unit and is deducted in monthly installments of $0.045 per unit on the last business day of December 2024 through February 2025. The percentage provided is based on a $10 per unit Public Offering Price as of the Inception Date and the percentage amount will vary over time. If the price you pay for your units exceeds $10 per unit, the deferred sales fee will be less than 1.35% of the Public Offering Price unit. If the price you pay for your units is less than $10 per unit, the deferred sales fee will exceed 1.35% of the Public Offering Price. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected. If you purchase units after the first deferred sales fee payment has been assessed, your maximum sales fee will consist of an initial sales fee and the amount of any remaining deferred sales fee payments.
(3)	The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.050 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. Units purchased after the close of the initial offering period do not pay the C&D Fee. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 1.85% of a unitholder’s initial investment.
(4)	Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.
(5)	The estimated trust operating expenses are based upon an estimated trust size. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.
(6)	Although not an actual trust operating expense, the trust, and therefore the unitholders of the trust, will indirectly bear similar operating expenses of the ETFs held by the trust in the estimated amount provided above. Estimated ETF expenses are based upon the net asset value of the

Investment Summary 9

number of ETF shares held by the trust per unit multiplied by the Annual Operating Expenses of the ETFs for the most recent fiscal year. Unitholders will therefore indirectly pay higher expenses than if the underlying ETFs were held directly. Please note that the sponsor or an affiliate may be engaged as a service provider to certain ETFs held by your trust and therefore certain fees paid by your trust to such ETFs will be paid to the sponsor or an affiliate for its services to such ETFs.

Example

This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every year with the maximum sales fees, the trust’s operating expenses do not change and the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year	$ 243
3 years	746
5 years	1,274
10 years	2,711

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

See “Expenses of the Trust” in Part B of the prospectus for additional information.

10 Investment Summary

Trust Portfolio

Guggenheim Defined Portfolios, Series 2422
Core Four 60/40 Allocation Portfolio, Series 28
The Trust Portfolio as of the Inception Date, August 19, 2024

		Percentage
		of Aggregate	Initial	Per Share	Cost To
Ticker	Company Name (1)	Offer Price	Shares	Price	Portfolio (2)
	COMMON STOCKS (54.58%)
	Communication Services (3.35%)
GOOGL	Alphabet, Inc.	0.65%	21	$ 162.9600	$ 3,422
META	Meta Platforms, Inc.	0.70	7	527.4200	3,692
IPG	The Interpublic Group of Companies, Inc.	0.67	112	31.2200	3,497
VZ	Verizon Communications, Inc.	1.33	172	40.6100	6,985
	Consumer Discretionary (4.73%)
AMZN	Amazon.com, Inc. (3)	0.67	20	177.0600	3,541
BKNG	Booking Holdings, Inc.	0.69	1	3,618.8600	3,619
BC	Brunswick Corporation	0.68	46	76.9000	3,537
CMG	Chipotle Mexican Grill, Inc. (3)	0.67	67	52.4700	3,515
LVS	Las Vegas Sands Corporation	0.67	87	40.3700	3,512
LULU	Lululemon Athletica, Inc. (3)	0.68	14	258.1000	3,613
SBUX	Starbucks Corporation	0.67	37	94.8100	3,508
	Consumer Staples (6.01%)
CAG	Conagra Brands, Inc.	1.34	230	30.4200	6,997
COST	Costco Wholesale Corporation	0.66	4	870.5900	3,482
MDLZ	Mondelez International, Inc.	0.67	50	70.1200	3,506
MNST	Monster Beverage Corporation (3)	0.67	75	46.7400	3,506
SYY	Sysco Corporation	0.67	46	76.5700	3,522
TGT	Target Corporation	0.66	24	144.0400	3,457
KHC	The Kraft Heinz Company	1.34	202	34.6200	6,993
	Energy (1.34%)
CVX	Chevron Corporation	1.34	48	147.2700	7,069
	Financials (7.99%)
CNA	CNA Financial Corporation	1.34	142	49.4200	7,018
ICE	Intercontinental Exchange, Inc.	0.66	22	156.5400	3,444
MA	Mastercard, Inc.	0.63	7	468.8800	3,282
NBTB	NBT Bancorp, Inc.	0.67	75	46.4800	3,486
ORI	Old Republic International Corporation	0.67	101	34.7400	3,509
PB	Prosperity Bancshares, Inc.	0.67	49	71.2100	3,489
GS	The Goldman Sachs Group, Inc.	0.67	7	504.2600	3,530
PGR	The Progressive Corporation	0.68	15	235.8800	3,538
TOWN	TowneBank	0.67	107	32.7900	3,509
V	Visa, Inc.	0.66	13	267.3800	3,476
WTFC	Wintrust Financial Corporation	0.67	35	100.6500	3,523

Investment Summary 11

Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 2422
Core Four 60/40 Allocation Portfolio, Series 28
The Trust Portfolio as of the Inception Date, August 19, 2024

		Percentage
		of Aggregate	Initial	Per Share	Cost To
Ticker	Company Name (1)	Offer Price	Shares	Price	Portfolio (2)
	COMMON STOCKS (continued)
	Health Care (6.01%)
ABBV	AbbVie, Inc.	0.67%	18	$ 193.9000	$ 3,490
BMY	Bristol-Myers Squibb Company	1.34	142	49.3600	7,009
EW	Edwards Lifesciences Corporation (3)	0.67	51	68.9200	3,515
JNJ	Johnson & Johnson	1.34	44	159.3900	7,013
MDT	Medtronic PLC (4)	0.66	41	84.6000	3,469
UNH	UnitedHealth Group, Inc.	0.66	6	577.6800	3,466
ZTS	Zoetis, Inc.	0.67	19	183.7100	3,490
	Industrials (6.61%)
ADP	Automatic Data Processing, Inc.	0.66	13	264.0900	3,433
CNH	CNH Industrial NV (4)	1.34	711	9.8400	6,996
DE	Deere & Company	0.65	9	377.9200	3,401
PH	Parker-Hannifin Corporation	0.67	6	583.4000	3,500
TRN	Trinity Industries, Inc.	0.67	108	32.3400	3,493
UNP	Union Pacific Corporation	0.65	14	244.5300	3,423
UPS	United Parcel Service, Inc.	0.67	27	129.6500	3,501
WM	Waste Management, Inc.	0.67	17	205.4000	3,492
WSO	Watsco, Inc.	0.63	7	473.0500	3,311
	Information Technology (9.16%)
ADBE	Adobe, Inc. (3)	0.63	6	553.4600	3,321
AAPL	Apple, Inc.	0.65	15	226.0500	3,391
CSCO	Cisco Systems, Inc.	1.34	142	49.4600	7,023
IBM	International Business Machines Corporation	1.33	36	193.7800	6,976
MSFT	Microsoft Corporation	0.64	8	418.4700	3,348
NVDA	NVIDIA Corporation	0.67	28	124.5800	3,488
PANW	Palo Alto Networks, Inc. (3)	0.64	10	334.1100	3,341
NOW	ServiceNow, Inc. (3)	0.63	4	827.5600	3,310
SWKS	Skyworks Solutions, Inc.	0.68	33	107.3200	3,542
SNOW	Snowflake, Inc. (3)	0.66	27	128.0400	3,457
SNPS	Synopsys, Inc. (3)	0.63	6	549.0000	3,294
WDAY	Workday, Inc. (3)	0.66	15	231.7400	3,476

12 Investment Summary

Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 2422
Core Four 60/40 Allocation Portfolio, Series 28
The Trust Portfolio as of the Inception Date, August 19, 2024

		Percentage
		of Aggregate	Initial	Per Share	Cost To
Ticker	Company Name (1)	Offer Price	Shares	Price	Portfolio (2)
	COMMON STOCKS (continued)
	Materials (4.03%)
ASH	Ashland, Inc.	0.67%	41	$ 84.9700	$ 3,484
EMN	Eastman Chemical Company	0.67	36	97.7500	3,519
LYB	LyondellBasell Industries NV (4)	1.33	72	97.0700	6,989
PKG	Packaging Corporation of America	0.68	18	196.6000	3,539
SHW	The Sherwin-Williams Company	0.68	10	354.4000	3,544
	Utilities (5.35%)
EIX	Edison International	0.67	42	83.4100	3,503
ETR	Entergy Corporation	1.34	60	117.6000	7,056
ES	Eversource Energy	0.67	54	65.1100	3,516
POR	Portland General Electric Company	0.67	75	46.5300	3,490
TXNM	TXNM Energy, Inc.	0.67	86	40.6900	3,499
WEC	WEC Energy Group, Inc.	1.33	78	89.5300	6,983
	EXCHANGE-TRADED FUNDS (40.07%)
BKLN	Invesco Senior Loan ETF	2.01	499	21.0500	10,504
BAB	Invesco Taxable Municipal Bond ETF	3.01	575	27.3800	15,744
SGOV	iShares 0-3 Month Treasury Bond ETF	2.00	104	100.5500	10,457
STIP	iShares 0-5 Year TIPS Bond ETF	3.01	158	99.9700	15,795
IGSB	iShares 1-5 Year Investment Grade Corporate Bond ETF	4.01	403	52.0700	20,984
JMBS	Janus Henderson Mortgage-Backed Securities ETF	7.01	797	46.1300	36,766
JNK	SPDR® Bloomberg High Yield Bond ETF	2.00	109	96.1800	10,484
SJNK	SPDR® Bloomberg Short Term High Yield Bond ETF	2.00	414	25.3400	10,491
ANGL	VanEck Fallen Angel High Yield Bond ETF	2.00	361	29.0700	10,494
FLTR	VanEck IG Floating Rate ETF	6.01	1,240	25.4000	31,496
EMLC	VanEck J.P. Morgan EM Local Currency Bond ETF	2.00	424	24.7700	10,502
VCLT	Vanguard Long-Term Corporate Bond ETF	5.01	329	79.7300	26,231

Investment Summary 13

Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 2422
Core Four 60/40 Allocation Portfolio, Series 28
The Trust Portfolio as of the Inception Date, August 19, 2024

		Percentage
		of Aggregate	Initial	Per Share	Cost To
Ticker	Company Name (1)	Offer Price	Shares	Price	Portfolio (2)
	REAL ESTATE INVESTMENT TRUSTS (5.35%)
	Financials (1.34%)
RITM	Rithm Capital Corporation (7)	1.34%	612	$ 11.4400	$ 7,001
	Real Estate (4.01%)
EGP	EastGroup Properties, Inc. (7)	0.66	19	180.9800	3,439
EXR	Extra Space Storage, Inc. (7)	0.67	21	167.2700	3,513
FRT	Federal Realty Investment Trust (7)	0.67	31	113.3100	3,513
NSA	National Storage Affiliates Trust (7)	0.67	82	42.8800	3,516
VICI	VICI Properties, Inc. (7)	1.34	222	31.5900	7,013

					$ 523,811

(1)	All securities are represented entirely by contracts to purchase securities, which were entered into by the trust on the trust’s inception date. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.
(2)	Valuation of securities was performed as of the Evaluation Time on August 16, 2024. For securities quoted on a national exchange, including the NASDAQ Stock Market, Inc., securities are generally valued at the closing sale price using the market value per share. For foreign securities traded on a foreign exchange, if any, securities are generally valued at the closing sale price on the applicable exchange converted into U.S. dollars. The trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

The following footnotes only apply when noted.

(3)	Non-income producing security.
(4)	U.S.-listed foreign security based on the country of incorporation, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.
(5)	American Depositary Receipt (“ADR”)/Global Depositary Receipt (“GDR”)/CHESS Depositary Interest (“CDI”)/New York Registry Share.
(6)	Foreign security listed on a foreign exchange, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.
(7)	Common stock of a real estate investment trust (“REIT”).
(8)	Common stock of a master limited partnership (“MLP”).

14 Investment Summary

UNDERSTANDING YOUR INVESTMENT

How to Buy Units

You can buy units of your trust on any business day by contacting your financial professional. Public offering prices of units are available daily on the Internet at www.guggenheiminvestments.com. The unit price includes:

•	the value of the securities,
•	organization costs,
•	the maximum sales fee (which includes an initial sales fee, if applicable, a deferred sales fee and the creation and development fee), and
•	cash and other net assets in the portfolio.

We often refer to the purchase price of units as the “offer price” or the “Public Offering Price.” We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

Value of the Securities. The sponsor serves as the evaluator of the trust (the “evaluator”). We cause the trustee to determine the value of the securities as of the close of the New York Stock Exchange on each day that the exchange is open (the “Evaluation Time”).

Pricing the Securities. The value of securities is generally determined by using the last sale price for securities traded on a national or foreign securities exchange or the NASDAQ Stock Market. In some cases we will price a security based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a security is not principally traded on a national or foreign securities exchange or the NASDAQ Stock Market, or if the market quotes are unavailable or inappropriate.

If applicable, the trustee or its designee will value foreign securities primarily traded on foreign exchanges at their fair value which may be other than their market prices if the market quotes are unavailable or inappropriate.

The trustee determined the initial prices of the securities shown in “Trust Portfolio” for your trust in this prospectus. Such prices were determined as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

Organization Costs. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees, the portfolio consulting fee, if applicable, and the initial fees and expenses of the trustee. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, at the discretion of the sponsor. The estimated organization costs shown under the “Investment Summary – Fees and Expenses” section are based upon an estimated trust size. Because certain of the organization costs are fixed amounts, if the trust does not reach such

Understanding Your Investment 15

estimated size, the actual amount of organization costs may exceed the estimated amounts. However, the sponsor has agreed to cap the organization costs so that you will not pay more than 0.80% of the public offering price ($8.00 per 100 units) in organization costs.

Transactional Sales Fee. You pay a fee when you buy units. We refer to this fee as the “transactional sales fee.” The transactional sales fee for the trust typically has only a deferred component of 1.35% of the Public Offering Price, based on a $10 unit. This percentage amount of the transactional sales fee is based on the unit price on the Inception Date. Because the transactional sales fee equals the difference between the maximum sales fee and the C&D Fee, the percentage and dollar amount of the transactional sales fee will vary as the unit price varies.

The transactional sales fee does not include the C&D Fee which is described in “Fees and Expenses” in Part A of the prospectus and under “Expenses of the Trust” in Part B of the prospectus.

Initial Sales Fee. On the date of deposit, the trust does not charge an initial sales fee. However, you will be charged an initial sales fee if you purchase your units after the first deferred sales fee payment has been assessed or if the price you pay for your units exceeds $10 per unit. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales fee (1.85% of the Public Offering Price) and the sum of the maximum remaining deferred sales fee and the C&D Fee (initially $0.185 per unit). The dollar amount and percentage amount of the initial sales fee will vary over time.

Deferred Sales Fee. We defer payment of the rest of the transactional sales fee through the deferred sales fee ($0.135 per unit). You pay any remaining deferred sales fee when you sell or redeem units. The trust may sell securities to meet the trust’s obligations with respect to the deferred sales fee. Thus, no assurance can be given that the trust will retain its present size and composition for any length of time.

In limited circumstances and only if deemed in the best interests of unitholders, the sponsor may delay the payment of the deferred sales fee from the dates listed under “Fees and Expenses.”

When you purchase units of the trust, if your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee and the C&D Fee, the sponsor will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and the C&D Fee at the time you buy units by providing you with additional units.

Advisory and Fee Accounts. We eliminate your transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive “wrap fee” is imposed (a “Fee Account”).

This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount, however, we do not require that you buy units with these CUSIP numbers to qualify for the discount. If you purchase units with these special CUSIP numbers, you should be aware that you may have the distributions automatically reinvest into additional units of your trust or receive cash distributions. We reserve the right to limit or

16 Understanding Your Investment

deny purchases of units not subject to the transactional sales fee by investors whose frequent trading activity we determine to be detrimental to your trust. We, as sponsor, will receive and you will pay the C&D Fee. See “Expenses of the Trust” in Part B of the prospectus for additional information.

Employees. We do not charge the portion of the transactional sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children under the age of 21 living in the same household and parents) of Guggenheim Funds and its affiliates, or by employees of selling firms, their affiliates and their family members (spouses, children under the age of 21 living in the same household and parents). You pay only the portion of the fee that the sponsor retains. Such purchases are also subject to the C&D Fee. This discount applies during the initial offering period and in the secondary market. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount. All employee discounts are subject to the policies of the related selling firm, including any eligibility limitations enforced by the selling firm.

Certain Self-Directed Brokerage Platforms. Purchases of units through E*TRADE and/or any other Morgan Stanley self-directed brokerage platform will be executed at the public offering price less the portion of the transactional sales fee that would be paid to distribution firms. You pay only the portion of the fee that the sponsor retains. Such purchases are also subject to the C&D fee. This discount applies during the initial offering period and in the secondary market.

Dividend Reinvestment Plan. We do not charge any transactional sales fee when you reinvest distributions from your trust into additional units of the trust. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.

See “Purchase, Redemption and Pricing of Units” in Part B of the prospectus for more information regarding buying units.

How We Distribute Units. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. The distribution fee paid is 1.25% of the Public Offering Price per unit.

Eligible dealer firms and other selling agents that sell units of Guggenheim Funds unit trusts in the primary market to financial intermediaries other than the sponsor are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable trust’s prospectus. For this volume concession, Guggenheim Investment Grade Corporate Trust 3-7 Year, Investment Grade Corporate Trust 3-7 Year, Guggenheim Investment Grade Corporate Trust 5-8 Year and Guggenheim Short Duration High Yield Trust are designated as “Fixed Income Trusts” and all other Guggenheim Funds unit trusts are designated as “Equity Trusts.” Sales of units from the following Guggenheim Funds unit trust strategies will not count toward this volume concession: Advisory Series: Guggenheim Investment Grade Corporate Trust 3-7 Year; Advisory Series: Investment

Understanding Your Investment 17

Grade Corporate 3-7 Year Trust; Blue Chip Growth Portfolio, CDA; ARK Early Stage Disruptors Portfolio, CDA; Dow 50 Value Dividend Portfolio, CDA; Kensho Space Exploration & Innovation Portfolio, CDA and S&P Dividend Aristocrats Select 25 Strategy Portfolio, CDA. Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of eligible Guggenheim Funds unit investment trusts to financial intermediaries other than the sponsor in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

	Additional	Additional
	Concession	Concession for
Total Sales	for Equity	Fixed Income
(in millions)	Trust Units	Trust Units
$25 but less
than $100	0.035%	0.035%
$100 but less
than $150	0.050%	0.050%
$150 but less
than $250	0.075%	0.075%
$250 but less
than $1,000	0.100%	0.100%
$1,000 but less
than $5,000	0.125%	0.100%
$5,000 but less
than $7,500	0.150%	0.100%
$7,500 or more	0.175%	0.100%

Dealer firms or other selling agents deemed to be an underwriter for a Fixed Income Trust will not be eligible to receive the above sales concession on the underwritten units for that trust. However, Fixed Income Trust units sold in an underwriting to financial intermediaries other than the sponsor will be included in the total sales calculation when determining the appropriate sales concession level for the dealer firm or other selling agent. Please see the respective Fixed Income Trust’s prospectus for more information.

To the extent a dealer firm or other selling agent collects from the sponsor onboarding or due diligence fees associated with the onboarding of a Guggenheim Funds unit investment trust, the sponsor may determine that such fees will reduce the amount of the additional sales concession paid to that firm or agent.

Eligible unit trusts include Fixed Income Trusts and Equity Trusts sold in the primary market to financial intermediaries other than the sponsor. Redemptions of units during the primary offering period will reduce the amount of units used to calculate the volume concessions. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales fee. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions.

Guggenheim Funds reserves the right to modify or terminate the volume concession program at any time. The sponsor may also pay to certain dealers an administrative fee for information or service used in connection with the distribution of trust units. Such amounts will be in addition to any concessions received for the sale of units.

In addition to the concessions described above, the sponsor may pay additional compensation out of its own assets to broker-dealers that meet certain sales targets and that have agreed to provide services relating to the trust to their customers.

Other Compensation and Benefits to Broker-Dealers. The sponsor, at its own expense

18 Understanding Your Investment

and out of its own profits, may provide additional compensation and benefits to broker-dealers who sell shares of units of this trust and other Guggenheim products. This compensation is intended to result in additional sales of Guggenheim products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Guggenheim products by the intermediary or its agents, the placing of Guggenheim products on a preferred or recommended product list, access to an intermediary’s personnel, and other factors.

The sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the sponsor’s products. The sponsor may make such payments to many intermediaries that sell Guggenheim products. The sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

Payments of such additional compensation, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend a Guggenheim product, including the trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

We generally register units for sale in various states in the United States. We do not register units for sale in any foreign country. It is your financial professional’s responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we lost the amount set forth in the “Trust Portfolio” on the initial deposit of securities into the trust.

See “Purchase, Redemption and Pricing of Units” in Part B of the prospectus for additional information.

How to Sell Your Units

You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at www.guggenheiminvestments.com or through your financial professional. We often refer to the sale price of units as the “liquidation price.” You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

Understanding Your Investment 19

Until the end of the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units include organization costs. After such period, the amount paid will not include such organization costs. If units of the trust are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.

Selling Units. We do not intend to but may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the Public Offering Price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

Redeeming Units. You may also be able to redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. (For what constitutes a completed redemption request, see “Purchase, Redemption and Pricing of Units–Redemption” in Part B of the prospectus.) If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors’ Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

If you redeem your units, the trustee will generally send you a payment for your units no later than two business days after it receives all necessary documentation. At the sponsor’s discretion, certain redemptions may be made by an in-kind distribution of the securities underlying the units in lieu of cash.

You can generally request an in-kind distribution of the securities underlying your units if you own units worth at least $25,000 or you originally paid at least that amount for your units, and you have held your units through the end of the initial offering period. This option is generally available only for securities traded and held in the United States and is not available within 30 business days of the trust’s termination. We may modify or discontinue this option at any time without notice. If you request an in-kind distribution of the securities underlying units of your trust, you will incur any distribution or service fees (Rule 12b-1 fees) applicable to those securities.

For more complete information regarding selling or redeeming your units, see “Purchase, Redemption and Pricing of Units” in Part B of the prospectus.

Distributions

Dividends. Your trust generally pays dividends from its net investment income, if any, along with any excess capital on each distribution date to unitholders of record on the preceding record date. You can elect to:

20 Understanding Your Investment

•	reinvest distributions in additional units of your trust at no fee, or
•	receive distributions in cash.

You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into additional units at their net asset value two business days prior to the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

Distributions will be made from the Income and Capital Accounts on the distribution date provided the aggregate amount available for distribution equals at least 0.1% of the net asset value of your trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution equals or exceeds 0.1% of the net asset value of your trust.

In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose security is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or default on interest payments, trust expenses change or as a result of changes in the trust’s portfolio.

Reinvest in Your Trust. You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the “Investment Summary” section of this prospectus. You may also make or change your election by contacting your financial professional or the trustee. This reinvestment option may be subject to availability or limitation by the broker-dealer or selling firm. In certain circumstances, broker-dealers may suspend or terminate the offering of a reinvestment option at any time.

Reports. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust’s activity and certain tax information. Annual reports for 2022 and future years will not be distributed by the trustee in paper form. The annual reports are posted to the sponsor’s website (www.guggenheiminvestments.com) in the UIT Literature link and retrievable by CUSIP. You may also request one be sent to you by calling the sponsor at 800-621-9944. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

See “Administration of the Trust” in Part B of the prospectus for additional information.

Investment Risks

All investments involve risk. This section describes the main risks that can impact the value of the securities in your trust. You should understand these risks before you invest. You could lose some or all of your investment in the trust. Recently, equity markets have experienced significant volatility. If the value of the securities in your trust falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

Understanding Your Investment 21

Market risk. Market risk is the risk that a particular security in the trust, the trust itself or securities in general may fall in value. Market value may be affected by a variety of factors including:

•	General securities markets movements;
•	Changes in the financial condition of an issuer or a sector;
•	Changes in perceptions about an issuer or a sector;
•	Interest rates and inflation;
•	Governmental policies and litigation; and
•	Purchases and sales of securities by the trust.

Changes in legal, political, regulatory, tax and economic conditions may cause fluctuations in markets and securities prices, which could negatively impact the value of the trust. Additionally, events such as war, terrorism, natural and environmental disasters and the spread of infectious illnesses or other public health emergencies may adversely affect the economy, various markets and issuers. An outbreak of a novel form of coronavirus disease (“COVID-19”) was first detected in December 2019 and rapidly spread around the globe leading the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020 and resulting in major disruptions to economies and markets around the world. The complete economic impacts of COVID-19 are not yet fully known. The COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions which may negatively impact the performance of the trust and the trust's ability to achieve its investment objectives.

Even though we carefully supervise the portfolio, you should remember that we do not manage the portfolio. The trust will not sell a security solely because the market value falls as is possible in a managed fund.

Investment strategy risk. The trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the trust’s investment strategy is designed to achieve the trust’s investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

Dividend-paying securities risk. The trust invests in dividend-paying securities, which could cause the trust to underperform similar funds that invest without consideration of a company’s track record of paying dividends. Stocks of companies with a history of paying dividends may not participate in a broad market advance to the same degree as most other stocks, and a sharp rise in interest rates or economic downturn could cause a company to unexpectedly reduce or eliminate its dividend. There is no guarantee that the issuers of the securities held by the trust will declare dividends in the future or that, if declared, they will remain at their current levels or increase over time. The trust may also be harmed by changes to the favorable federal income tax treatment generally afforded to dividends.

Growth investing risk. The trust invests in “growth” stocks. Growth stocks are issued by companies which are expected to experience greater earnings growth rates relative to other companies in the same industry or the economy as a whole. Securities of growth companies may be more volatile than other stocks. If the perception of a company’s growth potential is not realized, the securities purchased may not perform as expected, reducing the trust’s return. In addition,

22 Understanding Your Investment

because different types of stocks tend to shift in and out of favor depending on market and economic conditions, “growth” stocks may perform differently from the market as a whole and other types of securities.

Exchange-traded funds risk. The trust invests in shares of ETFs, which are investment pools that hold other securities. The ETFs in the trust may be passively-managed index funds that seek to replicate the performance or composition of a recognized securities index. The ETFs held by the trust are either open-end management investment companies or unit investment trusts registered under the Investment Company Act of 1940, as amended. Unlike mutual funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. ETFs generally sell and redeem shares in large blocks, often referred to as “creation units,” however, the sponsor does not intend to sell or redeem ETFs in this manner. Shares of ETFs are listed on securities exchanges for trading, which allows investors to purchase and sell individual ETF shares at current market prices throughout the day. The trust will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of traditional open-end mutual funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable.

ETFs are subject to various risks, including management’s ability to meet the fund’s investment objective. The trust is also subject to the risks to which the underlying ETFs may be subject, as well as management and operating expenses. You will bear not only your share of your trust’s expenses, but also the expenses of the ETFs. By investing in the ETFs, the trust incurs greater expenses than you would incur if you invested directly in the ETFs. Shares of ETFs may trade at a premium or discount from their net asset value in the secondary market. If the trust has to sell an ETF share when the share is trading at a discount, the trust will receive a price that is less than the ETF’s net asset value. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Index correlation risk. Index correlation risk is the risk that the performance of an index-tracking ETF will vary from the actual performance of the ETF’s target index, known as “tracking error.” This can happen due to fund expenses, transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. Some ETFs use a technique called “representative sampling,” which means that the ETF invests in a representative sample of securities in its target index rather than all of the index securities. The use of representative sampling could increase the risk of a tracking error.

Limited liquidity and volatility risk. The markets for fixed-income securities, such as those held by certain ETFs in the trust, may experience periods of illiquidity and volatility. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of fixed-income securities. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the securities held by an ETF uncertain and/or result in sudden and significant valuation increases or declines in its holdings.

Understanding Your Investment 23

Governmental cost burdens may be reallocated among federal, state and local governments. In addition, laws enacted in the future by Congress or state legislatures or referenda could extend the time for payment of principal and/or interest, or impose other constraints on enforcement of such obligations, or on the ability of municipalities to levy taxes. Issuers of bonds and certain fixed-income securities might seek protection under the bankruptcy laws.

Credit and income risk. Credit risk is the risk that the issuer of a debt security held by an ETF in the trust is unable to make interest and/or principal payments on the security. An issuer’s credit rating or general market assessments of the issuer’s ability to pay its obligations may affect the market value of the securities in the trust.

Interest rate risk. Interest rate risk is the risk that the value of securities held by an ETF in your trust will decline in value because of a rise in interest rates. Generally, securities that pay fixed rates of return will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, securities that pay fixed rates of return with longer periods before maturity are more sensitive to interest rate changes. The trust may be subject to greater risk of rising interest rates than would normally be the case due to the current economic environment and the effect of potential government fiscal policy initiatives and resulting market reaction to those initiatives.

Call risk. Call risk is the risk that securities held by an ETF in your trust can be prepaid or “called” by the issuer before their stated maturity. If securities are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a security trading at a premium will reduce your return. Securities held by an ETF in the trust are more likely to be called when interest rates decline. The securities may also be subject to special or extraordinary call provisions and “mandatory put” features that may cause the securities to be removed from a fund prior to maturity or stated call dates. High-yield or “junk” securities that are rated below investment-grade are generally more susceptible to this risk than investment-grade securities.

Security quality risk. Security quality risk is the risk that a reduction in a security’s rating may decrease its value, the value of an ETF and the value of your investment in your trust. Securities ratings may be reduced at any time, including during the primary offering period of your trust.

High-yield securities risk. Certain ETFs held by the trust invest in high-yield or “junk” securities. High-yield securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates because an increase in rates generally decreases values. An economic slowdown, or a reduction in an issuer’s creditworthiness, may affect an issuer’s ability to make dividend or interest payments.

High-yield or “junk” securities, the general names for securities rated below investment-grade, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Obligations rated below investment-grade should be considered primarily speculative with respect to an issuer's ability to make principal and interest payments as these ratings indicate a quality of less than investment-grade. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices

24 Understanding Your Investment

tend to fluctuate more than higher rated, senior securities and are affected by short-term credit developments to a greater degree.

The market for high-yield securities is smaller and less liquid than that for investment-grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment-grade securities and the purchase or sale of such securities may take longer to complete and may include higher execution expenses.

Split-ratings risk. Split-rated securities are those securities that, at the time of investment, are rated below investment-grade by one rating agency, so long as at least one other rating agency rates such securities within the four highest grades (i.e., investment-grade quality). This means that a split-rated security may be regarded by one rating agency as having predominately speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal, and accordingly subject to a greater risk of default. The prices of split-rated securities, in the view of one but not all rating agencies, may be more sensitive than securities without a split-rating to negative developments, such as a decline in the issuer’s revenues or a general economic downturn.

Foreign securities risk. The trust invests in U.S.-listed foreign securities and certain ETFs held by the trust invest in foreign securities. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad, the differences between the regulations to which U.S. and foreign issuers and markets are subject, the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability. Other risks include the following:

•	Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.
•	Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations.
•	Foreign markets may be less liquid and more volatile than U.S. markets.
•	Foreign securities often trade in currencies other than the U.S. dollar. Changes in currency exchange rates may affect your trust’s net asset value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of your trust to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in your trust’s foreign security holdings.
•	Future political and governmental restrictions which might adversely affect the payment or receipt of income on the foreign securities.

Understanding Your Investment 25

Emerging market risk. Certain ETFs held by the trust invest in securities issued by companies located in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. These countries may have more unstable governments than developed countries and their economies may be based on only a few industries. Because their financial markets may be very small, prices of financial instruments in emerging market countries may be volatile and difficult to determine. Financial instruments of issuers in these countries may have lower overall liquidity than those of issuers in more developed countries. Financial and other reporting by companies and government entities also may be less reliable or difficult to obtain in emerging market countries. In addition, foreign investors are subject to a variety of special restrictions in many emerging market countries. Shareholder claims and regulatory actions that are available in the U.S. may be difficult or impossible to pursue in emerging market countries. Risks of investing in developing or emerging countries also include the possibility of investment and trading limitations, delays and disruptions in settlement transactions, market manipulation concerns, political uncertainties and dependence on international trade and development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

Currency risk. Certain ETFs held by the trust may include securities whose value is dependent on currency exchange rates. The U.S. dollar value of these securities will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons such as the activity level of large international commercial banks, various central banks, speculators, hedge funds and other buyers and sellers of foreign currencies.

REIT risk. The trust invests in REITs. A REIT is a company that buys, develops, finances and/or manages income-producing real estate. Such securities may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes and office buildings. The value of the real estate securities and the ability of such securities to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the global and local economic climate and real estate conditions; perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; the cost of complying with the Americans with Disabilities Act; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; the downturn in the subprime mortgage lending market in the United States; and other factors beyond the control of the issuer of the security. Additionally, current negative economic impacts caused by COVID-19 have resulted in a number of businesses and individuals struggling to pay their rents, which has created cash flow difficulties for many landlords. Furthermore, demand for leased commercial space has weakened. REITs provide space to many industries that have been directly impacted by the spread of COVID-19 and may be negatively impacted by these current conditions.

Floating-rate securities risk. Certain ETFs held by the trust invest in securities that are structured as floating-rate instruments in which

26 Understanding Your Investment

the interest rate payable on the obligations fluctuates on a periodic basis based upon changes in a base lending rate. As a result, the yield on these securities will generally decline in a falling interest rate environment, causing the ETFs to experience a reduction in the income they receive from these securities. A sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of these investments and the value of the ETFs held by the trust. Additionally, floating-rate instruments are generally illiquid.

Many of the floating-rate securities in which an ETF may invest are subject to rates that are tied to an interest rate. Historically, many floating-rate securities were tied to the London Interbank Offered Rate (“LIBOR”). Since June 30, 2023, LIBOR settings have ceased to be published on a representative basis. Certain replacement rates have been identified and other replacement rates could be adopted by market participants. It is not possible to predict the effect of any replacement rates. Any potential effects of the transition away from LIBOR on certain instruments in which an ETF invests can be difficult to ascertain, and they may vary depending on factors that include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new products and instruments. Any effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to an ETF holding floating-rate securities.

Treasury bond risk. Certain ETFs held by the trust include U.S. Treasury bonds. As with other fixed-income securities, U.S. Treasury bonds are subject to interest rate risk and credit risk. Interest rate risk refers to fluctuations in the value of a fixed-income security resulting from changes in the general level of interest rates. When the general level of interest rates goes up, the prices of most fixed-income securities go down. When the general level of interest rates goes down, the prices of most fixed-income securities go up. Credit risk refers to the possibility that the issuer of a security will be unable and/or unwilling to make timely interest payments and/or repay the principal on its debt. However, U.S. Treasury bonds are issued by the United States government and are subject to limited credit risk.

Municipal bond risk. Certain ETFs held by the trust invest in municipal bonds, which are subject to various risks. The primary risk associated with an investment in municipal bonds is that the issuer or an insurer of the municipal bond will default on principal and/or interest payments when due on the municipal bond. In addition, fixed-rate municipal bonds are subject to further risks, including the risk that the value of such municipal bonds will decline with increases in interest rates or a decrease in the federal or state (if applicable) income tax rate.

Certain municipal bonds held by the ETFs may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of any current interest. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than bonds of comparable quality that pay current income.

Certain municipal bonds held by the ETFs may have been purchased by the sponsor or issuers of the securities in a trust on a “when issued” basis. Municipal bonds purchased on a “when issued” basis have not yet been issued by their governmental entity on the initial date

Understanding Your Investment 27

of deposit (although such governmental entity had committed to issue such municipal bonds). In the case of these and/or certain other municipal bonds, the delivery of the municipal bonds may be delayed (“delayed delivery”) or may not occur.

Certain municipal bonds held by the ETFs are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price. Such price valuation is likely to be higher in periods of declining interest rates.

Some dividends on certain of the ETFs holding municipal bonds may not qualify as “exempt-interest dividends,” which generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however, may be taken into account in determining the alternative minimum tax on individuals, and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed). For tax years beginning after December 31, 2022, exempt-interest dividends may affect the corporate alternative minimum tax for certain corporations.

Mortgage-backed securities risk. Certain ETFs held by the trust invest in mortgage-backed securities. Mortgage-backed securities represent direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-class pass-through securities and collateralized mortgage obligations. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. These securities often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities’ effective maturity shorter than this. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline. This can reduce the ETFs, and therefore the trust’s, returns because the ETF may have to reinvest that money at lower prevailing interest rates.

Senior loan risk. Certain ETFs held by the trust invest in senior loans. Senior loans in which the ETFs invest:

•	generally are of below investment-grade or “junk” credit quality;
•	may be unrated at the time of investment;
•	may be floating-rate instruments in which the interest rate payable on the obligations fluctuates on a periodic basis based upon changes in the base lending rate;
•	generally are not registered with the SEC or any state securities commission; and
•	generally are not listed on any securities exchange.

The amount of public information available on senior loans generally will be less extensive than that available for other types of assets. The senior loans in which the ETFs invest generally

28 Understanding Your Investment

are of below investment-grade or “junk” credit quality and therefore are speculative and are subject to greater market, credit and liquidity risks than investment-grade securities. Furthermore, senior loans are generally illiquid. Transactions in senior loans may take longer than seven days to settle which could affect the underlying Closed-End Funds' and ETFs' ability to manage the liquidity of their portfolios.

No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the years. Senior loans are thus relatively illiquid. Liquidity relates to the ability of an ETF to sell an investment in a timely manner at a price approximately equal to its value on the ETF’s books. The illiquidity of senior loans may impair an ETF’s ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in your trust’s net asset value.

If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by the ETFs may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If an ETF attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price an ETF could get for the senior loan may be adversely affected.

Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include an ETF, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

Certain senior loans in which an ETF may invest are subject to rates that are tied to an interest rate. Historically, many senior loans were tied to the London Interbank Offered Rate (“LIBOR”). Since June 30, 2023, LIBOR settings have ceased to be published on a representative basis. Certain replacement rates have been identified and other replacement rates could be adopted by market participants. It is not possible to predict the effect of any replacement rates. Any potential effects of the transition away from

Understanding Your Investment 29

LIBOR on certain instruments in which an ETF invests can be difficult to ascertain, and they may vary depending on factors that include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new products and instruments. Any effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to an ETF holding senior loans.

Small- and mid-capitalization company risk. The trust includes securities issued by small- and mid-capitalization companies and certain ETFs held by the trust may include securities issued by small- and/or mid-capitalization companies. These securities customarily involve more investment risk than large-capitalization companies. These additional risks are due in part to the following factors. Small- and mid-capitalization companies may:

•	Have limited product lines, markets or financial resources;
•	Be new and developing companies which seek to develop and utilize new and/or emerging technologies. These technologies may be slow to develop or fail to develop altogether;
•	Have less publicly available information;
•	Lack management depth or experience;
•	Be less liquid;
•	Be more vulnerable to adverse general market or economic developments; and
•	Be dependent upon products that were recently brought to market or key personnel.

Litigation and legislation risk. Your trust is also subject to litigation and legislation risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain issuers represented in the trust. In addition, litigation regarding any of the issuers of the securities or of the sectors represented by these issuers may raise potential bankruptcy concerns and may negatively impact the share prices of these securities. We cannot predict what impact any pending or threatened litigation or any bankruptcy concerns will have on the prices of the securities.

Cybersecurity risk. The trust may be susceptible to potential risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the sponsor of the trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to digital information systems utilized by the trust through “hacking” or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cybersecurity breaches of the trust’s third-party service providers, or issuers in which the trust invests, can also subject the trust to many of the same risks associated with direct cybersecurity breaches. The sponsor of the trust and third-party service providers have established risk management systems designed to reduce the risks associated with cybersecurity. However, there is no guarantee that such efforts

30 Understanding Your Investment

will succeed, especially because the trust does not directly control the cybersecurity systems of issuers or third-party service providers.

Operational and service provider risk. The trust is subject to risks arising from various operational factors and its service providers. Operational factors include, but not limited to, human error, processing and communication errors, errors of the trust’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. Additionally, the trust may be subject to the risk that a service provider may not be willing or able to perform their duties as required or contemplated by their agreements with the trust. Although the trust seeks to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.

Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

Significant unitholders risk. There may be unitholders of the trust who hold a significant portion of the trust and, as result, a redemption by such significant holder may have a material impact on the size, expenses and viability of the trust.

See “Risk Factors” in Part B of the prospectus for additional information.

How the Trust Works

Your Trust. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created the trust under a trust agreement between Guggenheim Funds Distributors, LLC (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we deposited contracts to purchase securities with the trustee along with an irrevocable letter of credit or other consideration to pay for the securities. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

Changing Your Portfolio. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed after its inception. Your trust will generally buy and sell securities:

•	to pay expenses,
•	to issue additional units or redeem units,
•	in limited circumstances to protect the trust,
•	to avoid direct or indirect ownership of a passive foreign investment company,
•	to make required distributions or avoid imposition of taxes on the trust, or
•	as permitted by the trust agreement.

You will not be able to dispose of or vote any of the securities in your trust. As the holder of the securities, the trustee will vote the securities and will endeavor to vote the securities such that the securities are voted as closely as possible in the same manner and the same general proportion as are the securities held by owners other than your trust. However, the trustee may not be able to vote the securities in your trust that are traded on foreign exchanges.

Your trust will generally reject any offer for securities or property other than cash in

Understanding Your Investment 31

exchange for the securities in its portfolio. However, if a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, your trust may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. If your trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.

Only the trustee may vote the shares of the ETFs held in your trust. The trustee will vote the shares in the same general proportion as the shares held by other shareholders of each ETF.

We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. In certain cases, the trustee may need additional time to acquire the securities necessary to create units and consequently, the trust may not be fully invested at all times, which may impact the trust’s performance. When your trust buys securities, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we, acting in an agency capacity, may direct that the trust places orders with and pays brokerage commissions to brokers that sell units or are affiliated with your trust. We will not select firms to handle these transactions on the basis of their sale of units of your trust or any other products sponsored by us. We cannot guarantee that the trust will keep its present size and composition for any length of time.

Termination of Your Trust. Your trust will terminate no later than the termination date listed in the “Investment Summary” section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than $1 million or less than 40% of the value of the securities in the trust at the end of the initial offering period. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in other limited circumstances.

The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

See “Administration of the Trust” in Part B of the prospectus for additional information.

General Information

Guggenheim Funds. Guggenheim Funds Distributors, LLC specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. We operate as a subsidiary of Guggenheim Partners, LLC.

During our history we have been active in public and corporate finance, have underwritten closed-end funds and have distributed bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). If we fail to or cannot perform our

32 Understanding Your Investment

duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at 227 W. Monroe Street, Chicago, Illinois 60606 or by using the contacts listed on the back cover of this prospectus. Guggenheim Funds personnel may from time to time maintain a position in certain securities held by your trust.

Guggenheim Funds and your trust have adopted a code of ethics requiring Guggenheim Funds’ employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

See “Administration of the Trust” in Part B of the prospectus for additional information.

The Trustee. The Bank of New York Mellon is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 240 Greenwich Street, 22W Floor, New York, NY 10286. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying the sponsor and investors.

See “Administration of the Trust” in Part B of the prospectus for additional information.

Expenses

Your trust will pay various expenses to conduct its operations. The “Investment Summary” section of this prospectus shows the estimated amount of these expenses.

Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse the sponsor as supervisor and evaluator for providing portfolio supervisory services, evaluating your portfolio and performing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Guggenheim Funds unit investment trusts in any calendar year. In addition, the trustee may reimburse the sponsor out of its own assets for services performed by employees of the sponsor in connection with the operation of your trust. All of these fees may adjust for inflation without your approval.

Your trust will pay a fee to the sponsor for creating and developing the trust, including determining the trust’s objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this “creation and development fee” of $0.05 per unit from the assets of the trust as of the close of the initial public offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

Your trust will also pay its general operating expenses, including any licensing fees. Your trust may also pay expenses such as trustee expenses (including legal and auditing expenses), organization expenses, various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Guggenheim Funds, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee may sell securities to pay trust expenses.

Understanding Your Investment 33

Your trust, and therefore the unitholders of your trust, will also indirectly bear the expenses of the underlying ETFs. While your trust will not pay these expenses directly out of its assets, these expenses are shown under “Annual Fund Operating Expenses of the Trust” in the “Fees and Expenses” section of the prospectus to illustrate the impact of these expenses. Please note that the sponsor or an affiliate may be engaged as a service provider to certain ETFs held by your trust and therefore certain fees paid by your trust to such ETFs will be paid to the sponsor or an affiliate for its services to such ETFs.

See “Expenses of the Trust” in Part B of the prospectus for additional information.

34 Understanding Your Investment

Report of Independent Registered Public Accounting Firm

Sponsor and Unitholders
Guggenheim Defined Portfolios, Series 2422

Opinion on the financial statements

We have audited the accompanying statement of financial condition, including the trust portfolio on pages 11, 12, 13 and 14 of Guggenheim Defined Portfolios, Series 2422 (the “Trust”) as of August 19, 2024, the initial date of deposit, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of August 19, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of Guggenheim Funds Distributors, LLC, the Sponsor. Our responsibility is to express an opinion on the Trust’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of August 19, 2024 by correspondence with The Bank of New York Mellon, Trustee. We believe that our audit provides a reasonable basis for our opinion.

/s/ Grant Thornton LLP

We have served as the auditor of one or more of the unit investment trusts, sponsored by Guggenheim Funds Distributors, LLC and its predecessor since 2002.

Chicago, Illinois
August 19, 2024

Understanding Your Investment 35

Guggenheim Defined Portfolios, Series 2422
Statement of Financial Condition
as of the Inception Date, August 19, 2024

Investment in securities
Contracts to purchase underlying securities backed by
letter of credit (1)(2)	$ 523,811
$ 523,811
Liabilities and interest of unitholders
Liabilities:
Organization costs (3)	$ 1,354
Creation and development fee (6)	2,619
Deferred sales fee (4)	7,071
11,044
Interest of unitholders:
Cost to unitholders (5)	523,811
Less: initial sales fee (4)	–
Less: organization costs, C&D and deferred sales fees (3)(4)(5)(6)	11,044
Net interest of unitholders	512,767
Total	$ 523,811
Number of units	52,381
Net Asset Value per Unit	$ 9.789

(1)	Aggregate cost of the securities is based on the closing sale price, generally the last business day prior to the trust inception date.
(2)	A letter of credit has been deposited with The Bank of New York Mellon, trustee, covering the funds necessary for the purchase of the securities in the trust represented by purchase contracts.
(3)	A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trust. These costs have been estimated at $2.585 per 100 units of the trust. A distribution will be made as of the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor) to an account maintained by the trustee from which this obligation of the investors will be satisfied. Organization costs will not be assessed to units that are redeemed prior to the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor). To the extent that actual organization costs are greater than the estimated amount, the sponsor has agreed to cap the organization costs so that not more than $8.00 per 100 units of the trust will be deducted from the assets of the trust.
(4)	The aggregate cost to unitholders includes a maximum sales fee, which consists of an initial sales fee, if applicable, a deferred sales fee and a creation and development fee. If units are purchased after the first deferred sales fee has been assessed or if the price you pay for your units exceeds $10 per unit, an initial sales fee is charged, which is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee. On the Inception Date, the maximum sales fee is 1.85% of the Public Offering Price (equivalent to 1.85% of the net amount invested). The deferred sales fee is equal to $0.135 per unit.
(5)	The aggregate cost to investors includes the applicable sales fee, assuming no reduction of sales fees.
(6)	The trust is committed to pay a creation and development fee of $5.00 per 100 units at the close of the initial public offering period. The creation and development fee will not be assessed to units that are redeemed prior to the close of the initial offering period.

36 Understanding Your Investment

GUGGENHEIM DEFINED PORTFOLIOS

GUGGENHEIM PORTFOLIO PROSPECTUS

PART B DATED AUGUST 19, 2024

The prospectus for a Guggenheim Defined Portfolio (a “trust”) is divided into two parts. Part A of the prospectus relates exclusively to a particular trust or trusts and provides specific information regarding each trust’s portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the prospectus provides more general information regarding the Guggenheim Defined Portfolios. You should read both parts of the prospectus and retain them for future reference. Except as provided in Part A of the prospectus, the information contained in this Part B will apply to each trust.

Contents

General Information	2
Investment Policies	2
Risk Factors	3
Administration of the Trust	16
Expenses of the Trust	22
Portfolio Transactions and Brokerage Allocation	24
Purchase, Redemption and Pricing of Units	24
Taxes	28
Experts	33

General Information

Each trust is one of a series of separate unit investment trusts created under the name Guggenheim Defined Portfolios and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Guggenheim Funds Distributors, LLC (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. After your trust is created, the sponsor may deposit additional securities in the trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts which will seek to replicate, as closely as practicable, the portfolio immediately prior to such deposits. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay the associated brokerage fees.

A trust consists of (i) the securities listed under “Trust Portfolio” in the prospectus as may continue to be held from time to time in the trust; (ii) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement; and (iii) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

Investment Policies

The trust is a unit investment trust and is not an “actively managed” fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

Unitholders will not be able to dispose of or vote any of the securities in a trust. As the holder of the securities, the trustee will vote the securities and will endeavor to vote the securities such that the securities are voted as closely as possible in the same manner and the same general proportion as are the securities held by owners other than such trust. However, the trustee may not be able to vote the securities in a trust that are traded on foreign exchanges.

The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations, the issuer having qualified as a passive foreign investment company under the Internal Revenue Code or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the sponsor the retention of such securities would be detrimental to the trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. Pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, the trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the trust, they may be accepted for deposit in a trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor. Proceeds from the sale of securities (or any securities or other property received by the trust in exchange for securities) are credited to the Capital Account for distribution to unitholders or to meet redemptions.

Except as stated in the trust agreement, or in the prospectus, the acquisition by the trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities, designated by the sponsor, from the trust for the purpose of redeeming units of a trust tendered for redemption and the payment of expenses and for such other purposes as permitted under the trust agreement.

Notwithstanding the foregoing, the trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities from a trust for limited purposes, including redeeming units tendered for redemption and the payment of expenses.

Risk Factors

Stocks. An investment in units of a trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the securities and thus, in the value of the units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. You could lose some or all of your investment in the trust. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by a trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer’s board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer’s board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. The value of the securities in a portfolio thus may be expected to fluctuate over the entire life of a trust to values higher or lower than those prevailing at the time of purchase.

The sponsor’s buying and selling of the securities, especially during the initial offering of units of the trust or to satisfy redemptions of units may impact upon the value of the underlying securities and the units. The publication of the list of the securities selected for the trust may also cause increased buying activity in certain of the stocks comprising the portfolio. After such announcement, investment advisory and brokerage clients of the sponsor and its affiliates may purchase individual securities appearing on the list during the course of the initial offering period or may purchase warrants issued by the sponsor or its affiliates which are based on the performance of the securities on the list. The sponsor or its affiliates may also purchase securities as a hedge against its risk on the warrants (although generally the sponsor and its affiliates will not purchase securities for their own account until after the trust portfolio has been acquired). Such buying activity in the stock of these companies or issuance of the warrants prior to the purchase of the securities by the trust may cause the trust to purchase stocks at a higher price than those buyers who effect purchases by the trust.

Fixed Portfolio. Investors should be aware that the trust is not “managed” and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the criteria set forth in the prospectus and that the trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. A number of the securities in the trust may also be owned by other clients of the sponsor. However, because these clients may have differing investment objectives, the sponsor may sell certain securities from those accounts in instances where a sale by the trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the sponsor may instruct the trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated and the sponsor may instruct the trustee to sell securities under certain limited circumstances, securities will not be sold by the trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the trust. The prices of single shares of each of the securities in the trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks’ purchase price than as a percentage of the higher-price stocks’ purchase price.

Closed-End Fund Risks. If set forth in Part A of the prospectus, a trust may invest in the common stock of closed-end funds (“Closed-End Funds”). Closed-End Funds are actively managed investment companies which invest in various types of securities. Closed-End Funds issue shares of common stock that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management’s ability to meet the Closed-End Fund’s investment objective, and to manage the Closed-End Fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors’ perceptions regarding Closed-End Funds or their underlying investments change.

Shares of Closed-End Funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of Closed-End Fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Certain of the Closed-End Funds included in a trust may employ the use of leverage in their portfolios through the issuance of preferred stock. While leverage often serves to increase the yield of a Closed-End Fund, this leverage also subjects the Closed-End Fund to increased risks, including the likelihood of increased volatility and the possibility that the Closed-End Fund’s common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowing rises.

Exchange-Traded Fund Risks. If set forth in Part A of the prospectus, a trust may invest in the common stock of exchange-traded funds (“ETFs”). ETFs are investment pools that hold other securities. ETFs are either open-end management investment companies or unit investment trusts registered under the Investment Company Act of 1940. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. In addition, securities exchanges list ETF shares for trading, which allows investors to purchase and sell individual ETF shares at current market prices throughout the day. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable. ETFs are subject to various risks, including management’s ability to meet the fund’s investment objective. The underlying ETF has management and operating expenses. You will bear not only your share of the trust’s expenses, but also the expenses of the underlying ETF. By investing in an ETF, the trust incurs greater expenses than you would incur if you invested directly in the ETF.

Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Market Discounts or Premiums. Certain of the securities may have been deposited at a market discount or premium principally because their dividend rates are lower or higher than prevailing rates on comparable securities. The current returns of market discount securities are lower than comparably rated securities selling at par because discount securities tend to increase in market value as they approach maturity. The current returns of market premium securities are higher than comparably rated securities selling at par because premium securities tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium security will result in a reduction in yield to the trust. Market premium or discount attributable to dividend rate changes does not indicate market confidence or lack of confidence in the issue.

Liquidity. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, a trust is restricted under the Investment Company Act of 1940 from selling securities to the sponsor. The price at which the securities may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the securities are limited or absent.

Additional Deposits. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, the trusts will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

Some of the securities may have limited trading volume. The trustee, with directions from the sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the trusts’ failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the inception date) and cannot be invested in one or more stocks, at what the sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the trust, the sponsor reserves the right to sell securities over a period of up to nine business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

Litigation and Legislation. At any time litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the securities in a trust or the issuers of the securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the trust or will not impair the ability of issuers to achieve their business goals.

Financial Sector Risks. If set forth in Part A of the prospectus, certain of the issuers of securities in a trust may be involved in the financial sector. An investment in units of a trust containing securities of such issuers should be made with an understanding of the problems and risks inherent in the financial sector in general.

Companies in the financials sector include regional and money center banks, securities brokerage firms, asset management companies, savings banks and thrift institutions, specialty finance companies (e.g., credit card, mortgage providers), insurance and insurance brokerage firms, consumer finance firms, financial conglomerates, foreign banking and financial companies.

Financial companies are subject to extensive governmental regulation which limits their activities and may affect their ability to earn a profit from a given line of business. Government regulation may change frequently and may have significant adverse consequences for companies in the financials sector, including effects not intended by the regulation. New legislation and regulatory changes could cause business disruptions, result in significant loss of revenue, limit financial firms’ ability to pursue business opportunities, impact the value of business assets and impose additional costs that may adversely affect business. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on any individual financial company or on the financial markets as a whole. Companies in the financials sector may also be the targets of hacking and potential theft of proprietary or customer information or disruptions in service, which could have a material adverse effect on their businesses.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Banks and thrifts traditionally receive a significant portion of their revenues from consumer mortgage fee income as a result of activity in mortgage and refinance markets.

Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in the recent past.

The Securities and Exchange Commission and the Financial Accounting Standards Board (“FASB”) require the expanded use of market value accounting by banks and have imposed rules requiring mark-to-market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Accounting Standards Codification 820, “Fair Value Measurements and Disclosures” changed the requirements of mark-to-market accounting and determining fair value when the volume and level of activity for the asset or liability has significantly decreased. These changes and other potential changes in financial accounting rules and valuation techniques may have a significant impact on the banking and financial services industries in terms of accurately pricing assets or liabilities. Additional legislative and regulatory changes may be forthcoming. For example, there have been changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the securities in a trust’s portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or change the dollar amount or number of deposits insured for any depositor. The sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a trust’s portfolio.

The Federal Bank Holding Company Act of 1956 (“BHC Act”) generally prohibits a bank holding company from (i) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company; (ii) acquiring control of a bank or another bank holding company; (iii) acquiring all or substantially all the assets of a bank; or (iv) merging or consolidating with another bank holding company, without first obtaining FRB approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies in which the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The sponsor makes no prediction as to the effect, if any, such laws will have on the securities in a trust or whether such approvals, if necessary, will be obtained.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Negative economic events in the credit markets have led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the FDIC or through an infusions of Troubled Asset Relief Program funds. Consolidation in the industry and the volatility in the stock market have negatively impacted investors.

Additionally, government intervention has required many financial institutions to become bank holding companies under the BHC Act. Under the system of functional regulation established under the BHC Act, the FRB supervises bank holding companies as an umbrella regulator. The BHC Act and regulations generally restrict bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. The FRB and FDIC have also issued substantial risk-based and leverage capital guidelines applicable to U.S. banking organizations. The guidelines define a three-tier framework, requiring depository institutions to maintain certain leverage ratios depending on the type of assets held. If any depository institution controlled by a financial or bank holding company ceases to meet capital or management standards, the FRB may impose corrective capital and/or managerial requirements on the company and place limitations on its ability to conduct broader financial activities. Furthermore, proposed legislation will allow the Treasury and the FDIC to create a resolution regime to “take over” bank and financial holding companies. The “taking over” would be based on whether the firm is in default or in danger of defaulting and whether such a default would have a serious adverse effect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. This type of intervention has unknown risks and costs associated with it, which may cause unforeseeable harm in the industry.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Interest rate levels, general economic conditions and price and marketing competition affect insurance company profits. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies’ policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies’ subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company’s investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and (viii) the uncertainty involved in estimating the availability of reinsurance and the collectability of reinsurance recoverables. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners (“NAIC”) and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 (“Superfund”) and comparable state statutes (“mini-Superfund”) govern the clean-up and restoration by “Potentially Responsible Parties” (“PRPs”). Superfund and the mini-Superfunds (“Environmental Clean-up Laws” or “ECLs”) establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. An insurer’s exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Major determinants of future earnings of companies in the financial services sector are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the securities included in the trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Foreign Securities Risk. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in foreign issuers, and therefore, an investment in such a trust involves some investment risks that are different in some respects from an investment in a trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries’ securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the securities included in the trust, the sponsor believes that adequate information will be available to allow the sponsor to provide portfolio surveillance.

Certain of the securities in the trust may be in ADR or GDR form. ADRs, American Depositary Receipts and GDRs, Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Receipts and Global Depositary Receipts (collectively, the “Depositary Receipts”) are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.

Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

For the securities that are Depositary Receipts, currency fluctuations will affect the United States dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into United States dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

Preferred Stock Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in preferred stock. If this is the case, an investment in units should be made with an understanding of the risks which an investment in preferred stocks entails, including the risk that the financial condition of the issuers of the securities or the general condition of the preferred stock market may worsen, and the value of the preferred stocks and therefore the value of the units may decline. Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to congressional reductions in the dividends-received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction. Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the securities may be expected to fluctuate over the life of the trust to values higher or lower than those prevailing on the initial date of deposit.

Hybrid Preferred Securities Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in hybrid preferred securities. Holders of hybrid preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. Hybrid preferred securities are preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities issued by corporations, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation. Certain hybrid securities mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain circumstances at any time. Unlike preferred stocks, distributions on the hybrid preferred securities are generally treated as interest rather than dividends for federal income tax purposes. Unlike most preferred stocks, distributions received from hybrid preferred securities are generally not eligible for the dividends-received deduction. Certain of the risks unique to certain hybrid preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments and if such election is made, distributions will not be made on the hybrid preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the hybrid preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) hybrid preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the hybrid preferred securities, is dependent on the financial condition of the issuing corporation.

Convertible Securities Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in convertible securities.

Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security’s market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security’s conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company’s common stockholders. Consequently, an issuer’s convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. In addition, contingent payment, convertible securities allow the issuer to claim deductions based on its nonconvertible cost of debt, which generally will result in deduction in excess of the actual cash payments made on the securities (and accordingly, holders will recognize income in amounts in excess of the cash payments received).

Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

Senior Loan Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in senior loans.

Senior loans in which a Closed-End Fund or an ETF may invest:

•	generally are of below investment-grade or “junk” credit quality;
•	may be unrated at the time of investment;
•	generally are not registered with the SEC or any state securities commission; and

•	generally are not listed on any securities exchange.

The amount of public information available on senior loans generally will be less extensive than that available for other types of assets.

No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the past several years. Senior loans are thus relatively illiquid. Liquidity relates to the ability of a Closed-End Fund or an ETF to sell an investment in a timely manner at a price approximately equal to its value on the Closed-End Fund’s or the ETF’s books. The illiquidity of senior loans may impair a Closed-End Fund’s or an ETF’s ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in the trusts’ net asset value.

If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by the Closed-End Funds or the ETFs may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If a Closed-End Fund or an ETF attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price a Closed-End Fund or an ETF could get for the senior loan may be adversely affected.

Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a Closed-End Fund or an ETF, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

Floating-Rate Securities Risk. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust may invest in floating-rate securities. Certain Closed-End Funds or ETFs held by the trust may invest in securities that are structured as floating-rate instruments in which the interest rate payable on the obligations fluctuates on a periodic basis based upon changes in a base lending rate. As a result, the yield on these securities will generally decline in a falling interest rate environment, causing the Closed-End Funds or the ETFs to experience a reduction in the income they receive from these securities. A sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of these investments and the value of the Closed-End Funds or the ETFs held by the trust.

Small-Capitalization and Mid-Capitalization Stocks Risk. If set forth in Part A of the prospectus, a trust may invest in small-capitalization or mid-capitalization stocks. Investing in small-capitalization stocks or mid-capitalization stocks may involve greater risk than investing in large-capitalization stocks, since they can be subject to more abrupt or erratic price movements. Many small market capitalization companies (“Small-Cap Companies”) or middle market capitalization companies (“Mid-Cap Companies”) will have had their securities publicly traded, if at all, for only a short period of time and will not have had the opportunity to establish a reliable trading pattern through economic cycles. The price volatility of Small-Cap Companies and Mid-Cap Companies is relatively higher than larger, older and more mature companies. The greater price volatility of Small-Cap Companies and Mid-Cap Companies may result from the fact that there may be less market liquidity, less information publicly available or fewer investors who monitor the activities of these companies. In addition, the market prices of these securities may exhibit more sensitivity to changes in industry or general economic conditions. Some Small-Cap Companies or Mid-Cap Companies will not have been in existence long enough to experience economic cycles or to demonstrate whether they are sufficiently well managed to survive downturns or inflationary periods. Further, a variety of factors may affect the success of a company’s business beyond the ability of its management to prepare or compensate for them, including domestic and international political developments, government trade and fiscal policies, patterns of trade and war or other military conflict which may affect industries or markets or the economy generally.

Administration of the Trust

Distributions to Unitholders. Income received by a trust is credited by the trustee to the Income Account of the trust. Other receipts are credited to the Capital Account of a trust. Income received by a trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. However, if set forth in Part A of the prospectus that the trust will prorate distributions on an annual basis (“Income Averaging”), then income received by the trust will be distributed on a prorated basis of one-twelfth of the estimated annual income to the trust for the ensuing 12 months. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders’ pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. However, if the trust uses Income Averaging, the trust prorates the income distribution on an annual basis and annual income distributions are expected to vary from year to year. If the amount on deposit in the Income Account is insufficient for payment of the amount of income to be distributed on a monthly basis, the trustee shall advance out of its own funds and cause to be deposited in and credited to such Income Account such amount as may be required to permit payment of the monthly income distribution. The trustee shall be entitled to be reimbursed by the trust, without interest, out of income received by the trust subsequent to the date of such advance and subject to the condition that any such reimbursement shall be made only if it will not reduce the funds in or available for the Income Account to an amount less than required for the next ensuing distribution. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of a trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of a trust’s assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

Distribution Reinvestment. Unitholders may elect to have distributions of capital (including capital gains) or dividends, if any, or both automatically invested into additional units of their trust without a sales fee.

Your trust will pay any deferred sales fee per unit regardless of any sales fee discounts. However, if you elect to have distributions on your units reinvested into additional units of your trust, you will be credited the amount of any remaining deferred sales charge on such additional units at the time of reinvestment.

Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

The Program Agent is The Bank of New York Mellon. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York Mellon at its Unit Investment Trust Division office.

Statements to Unitholders. With each distribution, the trustee will furnish to each registered holder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

The accounts of a trust will not be audited annually unless the sponsor determines that such an audit would be in the best interest of the unitholders of the trust. If an audit is conducted, it will be done at the related trust’s expense, by independent public accountants designated by the sponsor. The accountants’ report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, generally setting forth for the trust:

(A)	As to the Income Account:
(1)	Income received;
(2)	Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and
(3)	The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and
(B)	As to the Capital Account:
(1)	The dates of disposition of any securities and the net proceeds received therefrom;
(2)	Deductions for payment of applicable taxes and fees and expenses of the trust; and
(3)	The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and
(C)	The following information:
(1)	A list of the securities as of the last business day of such calendar year;
(2)	The number of units outstanding on the last business day of such calendar year;
(3)	The redemption price based on the last evaluation made during such calendar year; and

(4)	The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

Rights of Unitholders. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

Amendment and Termination. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (ii) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; (iii) to make such provisions as shall not materially adversely affect the interests of the unitholders; or (iv) to make such other amendments as may be necessary for a trust to qualify as a regulated investment company, in the case of a trust which has elected to qualify as such. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder, to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust or to adversely affect the characterization of a trust as a regulated investment company for federal income tax purposes, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date set forth in Part A of the prospectus. If the value of a trust shall be less than the applicable minimum value stated in the prospectus, the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained.

Beginning nine business days prior to, but no later than, the mandatory termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

The trustee will attempt to sell the securities as quickly as it can during the termination proceedings without, in its judgment, materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust’s termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

The sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of certain trusts at approximately one year after the inception date of such trusts. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

The Trustee. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its Unit Investment Trust Division offices at 240 Greenwich Street, 22W Floor, New York, NY 10286, telephone 1-800-701-8178. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

The Sponsor. Guggenheim Funds Distributors, LLC specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. Guggenheim Funds Distributors, LLC was created as Ranson & Associates, Inc. in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Guggenheim Funds Distributors, LLC is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York Mellon, the trustee. In November 2001, the sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. On October 14, 2009, Guggenheim Partners, LLC acquired Claymore Securities, Inc. Since the finalization of the acquisition, Claymore Securities, Inc. has been operating as a subsidiary of Guggenheim Partners, LLC. On September 27, 2010, Claymore Securities, Inc. officially changed its name to Guggenheim Funds Distributors, LLC.

Guggenheim Funds Distributors, LLC has been active in public and corporate finance, has underwritten closed-end funds and has sold bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit investment trusts and maintained secondary market activities relating thereto. At present, Guggenheim Funds Distributors, LLC which is a member of the Financial Industry Regulatory Authority (FINRA), is the sponsor to each of the above-named unit investment trusts. The sponsor’s office is located at 227 West Monroe Street, Chicago, Illinois 60606.

If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (i) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission; (ii) terminate the trust agreement and liquidate any trust as provided therein; or (iii) continue to act as trustee without terminating the trust agreement.

The Supervisor and the Evaluator. Guggenheim Funds Distributors, LLC, the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder. As evaluator, Guggenheim Funds Distributors, LLC utilizes the trustee to perform certain evaluation services.

Limitations on Liability. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

The unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

Expenses of the Trust

The sponsor does not charge a trust an annual advisory fee. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust. The sponsor and/or its affiliates do, also, receive an annual fee as set forth in Part A of the prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the trust (the “Sponsor’s Supervisory Fee”). In providing such supervisory services, the sponsor may purchase research from a variety of sources, which may include dealers of the trusts. If so provided in Part A of the prospectus, the sponsor may also receive an annual fee for providing bookkeeping and administrative services for a trust (the “Bookkeeping and Administrative Fee”). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the evaluator may also receive an annual fee for performing evaluation services for the trusts (the “Evaluator’s Fee”). In addition, if so provided in Part A of the prospectus, a trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. The trust will bear all operating expenses. Estimated annual trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the trust in purchasing and selling securities.

The trustee receives for its services that fee set forth in Part A of the prospectus. The trustee’s fee, which is paid monthly, is based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Sponsor’s Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator’s Fee are paid monthly and are based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, these fees shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which a fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee’s compensation for its services to a trust is expected to result from the use of these funds. In addition, the Sponsor’s Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator’s Fee and the Trustee’s Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor’s Consumer Price Index entitled “All Services Less Rent” since the establishment of the trust. In addition, with respect to any fees payable to the sponsor or an affiliate of the sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Guggenheim Funds Distributors, LLC is the sponsor in any calendar year exceed the actual cost to the sponsor or its affiliates of supplying such services, in the aggregate, in such year. In addition, the trustee may reimburse the sponsor out of its own assets for services performed by employees of the sponsor in connection with the operation of your trust.

The trust will also pay a fee to the sponsor for creating and developing the trust, including determining the trust’s objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this “creation and development fee” as a fixed dollar amount at the close of the initial offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

The following additional charges are or may be incurred by the trust: (i) fees for the trustee’s extraordinary services; (ii) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (iii) various governmental charges; (iv) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (v) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from gross negligence, bad faith or willful misconduct on its part; (vi) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the trust agreement; (vii) any offering costs incurred after the end of the initial offering period; and (viii) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the trust.

The trust shall also bear the expenses associated with updating the trust’s registration statement and maintaining registration or qualification of the units and/or a trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust’s sponsor.

Portfolio Transactions and Brokerage Allocation

When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a trust’s portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

Purchase, Redemption and Pricing of Units

Public Offering Price. Units of a trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the trust and includes the initial sales fee, if applicable, plus a pro rata share of any accumulated amounts in the accounts of the trust). The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee (“C&D Fee”). The maximum sales fee is set forth in Part A of the prospectus. The deferred sales fee and the C&D Fee will be collected as described in this prospectus. Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the C&D Fee. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust (“organization costs”). These organization costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees, fees paid to a portfolio consultant for assisting the sponsor in selecting the trust’s portfolio, and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, at the discretion of the sponsor. As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders properly received at or prior to the close of trading on the New York Stock

Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

The value of the securities is determined on each business day by the evaluator based on the closing sale prices on a national securities exchange or the NASDAQ National Market System or by taking into account the same factors referred to under “Computation of Redemption Price.”

Public Distribution of Units. During the initial offering period, units of a trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

The sponsor intends to qualify units of a trust for sale in a number of states. Units will be sold through dealers who are members of FINRA and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

Sponsor Profits. The sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of a trust described in the prospectus. In addition, the sponsor may realize a profit (or sustain a loss) as of the date a trust is created resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. Thereafter, on subsequent deposits the sponsor may realize profits or sustain losses from such deposits. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the trust.

Market for Units. After the initial offering period, the sponsor may maintain a market for units of a trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

Redemption. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program (“STAMP”) or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

Redemption shall be made by the trustee no later than the second business day following the day on which a tender for redemption is received (the “Redemption Date”) by payment of cash equivalent to the redemption price, determined as set forth below under “Computation of Redemption Price,” as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder’s tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder’s tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible “back-up withholding.” In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

Unitholders tendering units for redemption may request an in-kind distribution (a “Distribution In Kind”) from the trustee in lieu of cash redemption. A unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (i) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the units being tendered; and (ii) the unitholder has elected to redeem at least thirty business days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder’s bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in-kind redemption option may be terminated by the sponsor at any time. The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

Unitholders of a trust that holds closed-end funds or other investment company securities who request a Distribution In Kind will be subject to any 12b-1 Fees or other service or distribution fees applicable to the underlying securities.

The right of redemption may be suspended and payment postponed for more than two business days following the day on which tender for redemption is made (i) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (ii) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (iii) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Computation of Redemption Price. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a trust. The redemption price per unit is the pro rata share of each unit in a trust determined generally on the basis of (i) the cash on hand in the trust or moneys in the process of being collected; and (ii) the value of the securities in the trust less (a) amounts representing taxes or other governmental charges payable out of the trust, (b) any amount owing to the trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include organizational costs. The evaluator may determine the value of the securities in the trust in the following manner: if the securities are listed on a national or foreign securities exchange or the NASDAQ National Market System, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange or NASDAQ National Market System which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (offer prices for primary market purchases) of the securities. Securities not listed on the New York Stock Exchange but principally traded on the NASDAQ National Market System will be valued at the NASDAQ National Market System’s official closing price. If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the evaluator deems appropriate: (i) on the basis of the current bid price (offer prices for primary market purchases) for comparable securities (unless the evaluator deems such price inappropriate as a basis for evaluation); (ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal; or (iii)

by any combination of the above. Notwithstanding the foregoing, the evaluator or its designee, will generally value foreign securities primarily traded on foreign exchanges at their fair value which may be other than their market price. If the trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security is based upon U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the evaluator deems such prices inappropriate as a basis for valuation).

Retirement Plans. A trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts to 1 unit. Fees and charges with respect to such plans may vary.

Ownership of Units. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form at Depository Trust Company (“DTC”) through an investor’s brokers’ account. Units held through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in the trust will be made in book entry form through DTC. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Record holders must sign such written request exactly as their names appear on the records of the trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the trustee.

Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

Taxes

This section summarizes some of the main U.S. federal income tax consequences of owning units of the trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel may not have been asked to review, and may not have reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Trust. The trust is expected to hold one or more of the following:

(i)	shares of stock in corporations (the “Stocks”) that are treated as equity for federal income tax purposes;
(ii)	equity interests (the “REIT Shares”) in real estate investment trusts (“REITs”) that constitute interests in entities treated as real estate investment trusts for federal income tax purposes; and
(iii)	shares (the “RIC Shares”) in funds qualifying as regulated investment companies (“RICs”) that are treated as interests in regulated investment companies for federal income tax purposes.

It is possible that the trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by the trust constitute the “Trust Assets.” Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

Trust Status. If your trust is at all times operated in accordance with the documents establishing the trust and certain requirements of federal income tax law are met, the trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or trust expenses. Income from the trust may also be subject to a 3.8% “Medicare tax”. This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. Interest that is excluded from gross income, including exempt-interest dividends from the RIC Shares held by the trust, are generally not included in your net investment income for purposes of this tax.

Your Tax Basis and Income or Loss Upon Disposition. If your trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your units (for example, in the case of certain dividends that exceed a corporation’s accumulated earnings and profits or in the case of certain distributions with respect to REIT Shares that represent a return of capital).

If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Some capital gains including some portion of the capital gain dividends from the RIC Shares, may be taxed at a higher stated tax rate. Capital gain received from assets held for more than one year that is considered “unrecaptured section 1250 gain” (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury. Capital gains may also be subject to the “Medicare tax” described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

An election may be available to you to defer recognition of the gain attributable to a capital gain recognized if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Dividends from Stocks. Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied.

Dividends from RIC Shares and REIT Shares. Some dividends on the REIT Shares or the RIC Shares may be reported by the REIT or RIC as “capital gain dividends,” generally taxable to you as long-term capital gains. Some dividends on the RIC Shares may qualify as “exempt-interest dividends,” which generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however may be taken into account in determining the alternative minimum tax on individuals, and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed). For tax years beginning after December 31, 2022, exempt-interest dividends may affect the corporate alternative minimum tax for certain corporations. Other dividends on the REIT Shares or the RIC Shares will generally be taxable to you as ordinary income. Certain ordinary income dividends from a RIC may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the RIC itself. Regulated investment companies are required to provide notice to their shareholders of the amount of any distribution that may be taken into account as a dividend that is eligible for the capital gains tax rates. In limited circumstances, some of the ordinary income dividends from a REIT may also qualify to be taxed at the same rates that apply to net capital gains. Some dividends on the REIT Shares or the RIC Shares may be eligible for a deduction for qualified business income. If you hold a Unit for six months or less or if your Trust holds a RIC Share or REIT Share for six months or less, any loss incurred by you related to the disposition of such RIC Share or REIT Share will be disallowed to the extent of the exempt-interest dividends you received. To the extent, if any, it is not disallowed, it will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such RIC Share or REIT Share. Distributions of income or capital gains declared on the REIT Shares or the RIC Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT or the RIC during the following January. An election may be available to you to defer recognition of the gain attributable to a capital gain dividend if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Dividends Received Deduction. A corporation that owns units generally may be entitled to the dividends received deduction with respect to many dividends received by your trust if certain holding period and other technical requirements are met.

In-Kind Distributions. Under certain circumstances as described in this prospectus, you may request an in-kind distribution of Trust Assets when you redeem your units at any time prior to 30 business days before your trust’s termination. However, this ability to request an in-kind distribution will terminate at any time that the number of outstanding units has been reduced to 10% or less of the highest number of units issued by the trust. By electing to receive an in-kind distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Treatment of Trust Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your trust’s income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by your trust to the same extent as if you directly paid the expense. However, you may not be able to deduct some or all of these expenses.

Because some of the RICs pay exempt-interest dividends, which are treated as tax-exempt interest for federal income tax purposes, you will not be able to deduct some of your share of the trust expenses. In addition, you will not be able to deduct some of your interest expense for debt that you incur or continue to purchase or carry your units.

Foreign Investors, Taxes and Investments. Distributions by your trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your trust or on any gain from the sale or redemption of your units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. Distributions to, and the gross proceeds from dispositions of units by, (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners, may be subject to a U.S. withholding tax of 30%. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Some distributions by your trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

Under certain circumstances, a RIC may elect to pass through to its shareholders certain foreign taxes paid by the RIC. If the RIC makes this election with respect to RIC Shares, you must include in your income for federal income tax purposes your portion of such taxes and you may be entitled to a credit or deduction for such taxes.

If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a “CFC”). If you own 10% or more of a CFC (through your trust and in combination with your other investments), or possibly if your trust owns 10% or more of a CFC, you will be required to include certain types of the CFC’s income in your taxable income for federal income tax purposes whether or not such income is distributed to your trust or to you.

A foreign corporation will generally be treated as a passive foreign investment company (a “PFIC”) if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If your trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to your trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs are not eligible to be taxed at the net capital gains tax rate.

New York Tax Status. Under the existing income tax laws of the State and City of New York, your trust will not be taxed as a corporation subject to the New York state franchise tax or the New York City general corporation tax. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your units.

Experts

Legal Matters. Chapman and Cutler LLP, 320 South Canal Street, Chicago, Illinois 60606, acts as counsel for the trust and has passed upon the legality of the units.

Independent Registered Public Accounting Firm. The statement of financial condition, including the Trust Portfolio, appearing herein, has been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

GUGGENHEIM DEFINED PORTFOLIOS

GUGGENHEIM PORTFOLIO PROSPECTUS-PART B

AUGUST 19, 2024

Where to Learn More

You can contact us for free information about this and other investments.

Visit us on the Internet

http://www.guggenheiminvestments.com

Call Guggenheim Funds

(800) 345-7999

Pricing Line (888) 248-4954

Call The Bank of New York Mellon

(800) 701-8178 (investors)

(800) 647-3383 (brokers)

Additional Information

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain a copy of this information (a duplication fee may be required):

E mail:	publicinfo@sec.gov
Write:	Public Reference Room
Washington, D.C. 20549-0102
Visit:	http://www.sec.gov (EDGAR Database)
Call:	1-202-942-8090 (only for information on the operation of the Public Reference Room)

When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

(This page has been left blank intentionally.)

Contents

Investment Summary
A concise	2	Overview
description	2	Investment Objective
of essential	2	Principal Investment Strategy
information	4	Exchange-Traded Funds
about the	4	Future Trusts
portfolio.	4	Essential Information
	4	Portfolio Diversification
	5	Principal Risks
	8	Who Should Invest
	9	Fees and Expenses
	10	Example
	11	Trust Portfolio

Understanding Your Investment
Detailed	15	How to Buy Units
information	19	How to Sell Your Units
to help you	20	Distributions
understand	21	Investment Risks
your	31	How the Trust Works
investment.	32	General Information
	33	Expenses
	35	Report of Independent Registered Public
		Accounting Firm
	36	Statement of Financial Condition

For the Table of Contents of Part B, see Part B of the prospectus.

Where to Learn More
You can contact us for		Visit us on the Internet
free information about		Guggenheiminvestments.com
your investment.		Call Guggenheim Investments
		(800) 345-7999 / Pricing line (800) 248-4954
		Call The Bank of New York Mellon
		800 701 8178 Investors / 800 647 3383 Brokers

Additional Information

This prospectus does not contain all information filed with the Securities and Exchange
Commission. To obtain or copy this information (a duplication fee may be required):

E-mail:	publicinfo@sec.gov
Write:	Public Reference Room, Washington, D.C. 20549-0102
Visit:	sec.gov (EDGAR Database)
Call:	202 942 8090 (only for information on the operation
	of the Public Reference Room)

Refer to:	Guggenheim Defined Portfolios, Series 2422
	Securities Act file number: 333-280476
	Investment Company Act file number: 811-03763

When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust.

The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

Unit Investment Trusts 08.19.2024

Guggenheim Defined Portfolios, Series 2422 Prospectus

Core Four 60/40 Allocation Portfolio, Series 28

GuggenheimInvestments.com

Undertakings

1.  Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

2.   Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to Rule 484 under the Securities Act of 1933, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Contents of Registration Statement

A.        Bonding Arrangements of Depositor:

The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

Insurer/Policy No.	Amount
National Union Fire Insurance Company of Pittsburgh, Pennsylvania 5692790	$4,000,000

B.	This amendment to the Registration Statement comprises the following papers and documents:

The facing sheet

The Prospectus

The signatures

Consents of Independent Registered Public Accounting Firm

and Counsel as indicated

Exhibits as listed on the List of Exhibits

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Guggenheim Defined Portfolios, Series 2422 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 19th day of August, 2024.

GUGGENHEIM DEFINED PORTFOLIOS, SERIES 2422

(Registrant)

By GUGGENHEIM FUNDS DISTRIBUTORS, LLC

(Depositor)

By /s/ Amy Lee

Amy Lee,
Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature*	Title		Date
		) ) ) )	By:	/s/ Amy Lee Amy Lee Attorney-in-Fact*
Dina DiLorenzo*	President of Guggenheim Funds Distributors, LLC	) )		August 19, 2024
Dominick Cogliandro*	Chief Operating Officer of Guggenheim Funds Distributors, LLC	) ) )		August 19, 2024
Julie Jacques*	Treasurer of Guggenheim Funds Distributors, LLC	) ) )		August 19, 2024
Julie Jacques*	Principal Financial Officer of Guggenheim Funds Distributors, LLC (fulfills the role of principal accounting officer)	) ) ) ) ) )		August 19, 2024
Farhan Sharaff	Chief Investment Officer of Guggenheim Funds Distributors, LLC
/s/ Amy Lee Amy lee	Vice President and Secretary of Guggenheim Funds Distributors, LLC			August 19, 2024

*	Executed copies of the related powers of attorney were filed as Exhibit 6.0 to the Registration Statement of Guggenheim Defined Portfolios, Series 2401 on March 19, 2024.

Consent of Independent Registered Public Accounting Firm

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

Consent of Chapman and Cutler LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

Consent of Dorsey & Whitney LLP

The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.3 to the Registration Statement.

List of Exhibits

1.1	Reference Trust Agreement.
1.1.1	Standard Terms and Conditions of Trust (Reference is made to Exhibit 1.1.1 to Amendment No. 2 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).
2.1	Code of Ethics (Reference is made to Exhibit 2.1 to Amendment No. 1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).
3.1	Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement.
3.2	Opinion of counsel as to New York and Federal income tax status of securities being registered including a consent to the use of its name in the Registration Statement.
3.3	Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.
4.1	Consent of Independent Registered Public Accounting Firm.
6.0

Powers of Attorney authorizing Amy Lee to execute the Registration Statement. (Reference is made to Exhibit 6.0 to the Registration Statement on Form S-6 for Guggenheim Defined Portfolios, Series 2401 (File No. 333-278051) filed on March 19, 2024.